SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Form 6-K

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

For the month of September, 2004

Ainsworth Lumber Co. Ltd.

(Registrant’s name)

Suite 3194
Bentall 4
P.O. Box 49307
1055 Dunsmuir Street
Vancouver, British Columbia
Canada V7X 1L3

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F ☑	Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑

Documents Included as Part of this Report

No.	Document

1.	Press Release dated September 22, 2004

Document 1

NEWS RELEASE
Wednesday September 22, 2004
AINSWORTH LUMBER CO. LTD. (TSX: ANS)

AINSWORTH LUMBER ANNOUNCES COMPLETION OF POTLATCH ACQUISITION AND THE CLOSING OF PRIVATE PLACEMENT OF SENIOR NOTES

Vancouver, Canada — September 22, 2004 — Ainsworth Lumber Co. Ltd. (“Ainsworth”) today announced the completion of it acquisition of all of the assets and certain related net working capital of Potlatch Corporation used in the operation of three OSB facilities located in the northern Minnesota towns of Bemidji, Cook and Grand Rapids (the “Minnesota OSB facilities”). Concurrent with the closing of the acquisition, Ainsworth announced the closing of its private placement of US$275,000,000 aggregate principal amount of 71/4% Senior Notes due 2012 and US$175,000,000 aggregate principal amount of Senior Floating Rate Notes due 2010 (together, the “Senior Notes”). As previously announced, Ainsworth intends to use the net proceeds from the offering of the Senior Notes, together with cash on hand, to fund the acquisition of the Minnesota OSB facilities.

This press release is not an offer of securities for sale in the United States. The Senior Notes have not been registered under the United States Securities Act of 1933 or any state securities laws, and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements.

For further information please contact:
Ainsworth Lumber Co. Ltd.
Suite 3194, Bentall 4
P.O. Box 49307
1055 Dunsmuir Street
Vancouver, B.C. V7X 1L3
Telephone: 604-661-3200
Facsimile: 604-661-3201
www.ainsworth.ca

Investor Relations Contacts:
Robert Allen
Chief Financial Officer
robert.allen@ainsworth.ca

Bruce Rose
General Manager, Corporate Development
bruce.rose@ainsworth.ca

Robb Pelwecki
Manager, Corporate Reporting
robb.pelwecki@ainsworth.ca